UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________

SCHEDULE 13D
(Rule 13d-101)

Amendment No. 4

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

O’Charley’s Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

670823103
(CUSIP Number)

Matthew Mark
JET CAPITAL INVESTORS, L.P.
667 Madison Avenue, 9th Floor
New York, New York 10021
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

      November 27, 2006
(Date of Event Which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

(Continued on following pages)
(Page 1 of 12 Pages)

CUSIP No. 670823103	13D	Page 2 of 13 Pages
1		NAMES OF REPORTING PERSONS Jet Capital Investors, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS OO (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 557,928
	8	SHARED VOTING POWER 787,839
	9	SOLE DISPOSITIVE POWER 557,928
	10	SHARED DISPOSITIVE POWER 787,839
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,345,767
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 670823103	13D	Page 3 of 13 Pages
1		NAMES OF REPORTING PERSONS Jet Capital Arbitrage & Event Fund I, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS WC (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 88,139
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 88,139
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 88,139
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 670823103	13D	Page 4 of 13 Pages
1		NAMES OF REPORTING PERSONS Jet Capital Concentrated Fund, LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS WC (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 275,115
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 275,115
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,115
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 670823103	13D	Page 5 of 13 Pages
1		NAMES OF REPORTING PERSONS Jet Capital Concentrated Offshore Fund, LTD I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS WC (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 194,674
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 194,674
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 194,674
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14		TYPE OF REPORTING PERSON CO

CUSIP No. 670823103	13D	Page 6 of 13 Pages
1		NAMES OF REPORTING PERSONS Jet Capital Management, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS OO (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 363,254
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 363,254
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 363,254
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 670823103	13D	Page 7 of 13 Pages
1		NAMES OF REPORTING PERSONS Alan Cooper I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Not applicable
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS OO (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,345,767
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,345,767
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,345,767
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 670823103	13D	Page 8 of 13 Pages
1		NAMES OF REPORTING PERSONS Matthew Mark I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Not applicable
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) See Item 5
3		SEC USE ONLY
4		SOURCE OF FUNDS OO (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,345,767
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,345,767
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,345,767
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14		TYPE OF REPORTING PERSON IN

Amendment No. 4 to

Schedule 13D

This Amendment No. 4 amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 22, 2006, as amended by that certain Amendment No. 1 filed on June 19, 2006, that certain Amendment No. 2 filed on October 10, 2006 and that certain Amendment No. 3 filed on October 20, 2006 (together, the “Statement”), by and on behalf of Jet Capital Investors, LP (“Jet Capital”), Jet Capital Arbitrage & Event Fund I, LP (“Jet Arbitrage”), Jet Capital Concentrated Fund, LP (“Jet Concentrated”), Jet Capital Concentrated Offshore Fund, LTD (“Jet Offshore”), Jet Capital Management, L.L.C., Alan Cooper and Matthew Mark with respect to the common stock, no par value per share (the “Common Stock”), of O’Charley’s Inc., a Tennessee corporation (the “Company”).

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(c) of the Statement are hereby amended and restated as follows:

(a) As of the date hereof, the Reporting Persons beneficially own an aggregate of 1,345,767 shares of Common Stock, representing approximately 5.8% of the outstanding Common Stock.1  Jet Arbitrage beneficially owns 88,139 of such shares, representing approximately 0.4% of the Common Stock outstanding, Jet Concentrated beneficially owns 275,115 of such shares, representing 1.2% of the Common Stock outstanding, and Jet Offshore beneficially owns 194,674 of such shares, representing 0.8% of the Common Stock outstanding. A total of 787,839 of such shares, representing approximately 3.4% of the Common Stock outstanding, are held in the Managed Accounts.

(c) Since October 18, 2006, the Reporting Persons have disposed of shares of Common Stock in the open market as set forth on Schedule I hereto. Except as set forth on Schedule I or in the Statement, none of the Reporting Persons have effected any transactions in the Common Stock during the past 60 days.

------------------------------------
1 Based on 23,347,097 shares of Common Stock outstanding on November 3, 2006, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended October 1, 2006.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  November 29, 2006
JET CAPITAL INVESTORS, LP
By: Jet Capital G.P. L.L.C.

By: /s/ Matthew Mark
Name: Matthew Mark
    Title: Managing Member

JET CAPITAL ARBITRAGE & EVENT FUND I, LP
By:  Jet Capital Management, L.L.C.

By: /s/ Matthew Mark
Name: Matthew Mark
    Title: Managing Member

JET CAPITAL CONCENTRATED FUND, L.P.
By: Jet Capital Management, L.L.C.

By: /s/ Matthew Mark
Name: Matthew Mark
Title: Director

JET CAPITAL CONCENTRATED OFFSHORE FUND, LTD
By:

By: /s/ Matthew Mark
Name: Matthew Mark
Title: Director

JET CAPITAL MANAGEMENT, L.L.C.

By: /s/ Matthew Mark
Name: Matthew Mark
Title: Managing Member

Alan Cooper
/s/ Alan Cooper

Matthew Mark
/s/ Matthew Mark

SCHEDULE I

This schedule sets forth information with respect to each open market sale of Common Stock which was effectuated by Jet Capital Arbitrage & Event Fund I, LP since October 18, 2006.

Date	Number of Shares	Price Per Share	Trade Amount

10/26/2006	922	$20.05	$18,489
10/26/2006	333	20.05	6,678
10/27/2006	2,692	19.99	53,803
10/30/2006	2,456	19.52	47,952
11/16/2006	1,637	21.51	35,211
11/17/2006	1,040	21.35	22,202
11/20/2006	1,637	21.43	35,085
11/21/2006	1,637	21.39	35,016
11/22/2006	1,637	21.33	34,921
11/27/2006	1,637	20.68	33,853

This schedule sets forth information with respect to each open market sale of Common Stock which was effectuated by Jet Capital Concentrated Fund, LP since October 18, 2006.

Date	Number of Shares	Price Per Share	Trade Amount

10/26/2006	2,796	$20.05	$56,069
10/26/2006	1,122	20.05	22,500
10/27/2006	8,402	19.99	167,924
10/30/2006	7,666	19.52	149,675
11/16/2006	5,111	21.51	109,934
11/17/2006	3,247	21.35	69,317
11/20/2006	5,111	21.43	109,542
11/21/2006	5,111	21.39	109,326
11/22/2006	5,111	21.33	109,029
11/27/2006	5,111	20.68	105,696

This schedule sets forth information with respect to each open market sale of Common Stock which was effectuated by Jet Capital Concentrated Offshore Fund, Ltd since October 18, 2006.

Date	Number of Shares	Price Per Share	Trade Amount

10/26/2006	1,945	$20.05	$39,004
10/26/2006	827	20.05	16,584
10/27/2006	5,945	19.99	118,818
10/30/2006	5,425	19.52	105,920
11/16/2006	3,616	21.51	77,777
11/17/2006	2,297	21.35	49,036
11/20/2006	3,616	21.43	77,500
11/21/2006	3,616	21.39	77,737
11/22/2006	3,616	21.33	77,137
11/27/2006	3,616	20.68	74,779

This schedule sets forth information with respect to each open market sale of Common Stock which was effectuated by the Managed Accounts since October 18, 2006.

Date	Number of Shares	Price Per Share	Trade Amount

10/26/2006	11,219	$20.05	$224,978
10/27/2006	24,061	19.99	480,888
10/30/2006	21,953	19.52	428,621
11/16/2006	14,636	21.51	314,809
11/17/2006	9,297	21.35	198,473
11/20/2006	14,636	21.43	313,688
11/21/2006	14,636	21.39	313,069
11/22/2006	14,636	21.33	312,217
11/27/2006	14,636	20.68	302,675